17190 Bernardo Center Drive San Diego, California 92128 Tel: (858) 485.9840 Fax: (858) 485.9843

May 2, 2012

VIA EDGAR

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioMed Realty Trust, Inc.

BioMed Realty, L.P.

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 9, 2012

File No. 001-32261 and File No. 000-54089

Dear Mr. Gordon:

BioMed Realty Trust, Inc. (“BioMed” or the “Company”) is in receipt of the Staff’s letter dated May 1, 2012 in response to the Company’s letter dated April 13, 2012 regarding the above-referenced filings. Our responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 9, 2012

General

1.	We note your response to comment 1 of our letter dated March 21, 2012. Please confirm that you will identify any material changes in tenant credit quality in future Exchange Act periodic reports.

BioMed Response: In accordance with the Staff’s comment, the Company will include this information in future Exchange Act periodic reports, as applicable.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.	We note your response to comment 2 of our letter dated March 21, 2012. In future Exchange Act periodic reports, to the extent you have material lease termination fees, please clarify whether those fees are included in net operating income.

BioMed Response: In accordance with the Staff’s comment, the Company will indicate in future Exchange Act periodic reports whether material lease termination fees are included in net operating income, as applicable.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Daniel L. Gordon

May 2, 2012

Please direct any comments or questions regarding the foregoing to the undersigned at (858) 485-9840. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ ALAN D. GOLD
Alan D. Gold
Chairman and Chief Executive Officer

cc:	Kent Griffin, BioMed Realty Trust, Inc. & BioMed Realty, L.P.

Greg N. Lubushkin, BioMed Realty Trust, Inc. & BioMed Realty, L.P.

Jonathan P. Klassen, BioMed Realty Trust, Inc. & BioMed Realty, L.P.

Stephen A. Willey, BioMed Realty Trust, Inc. & BioMed Realty, L.P.

Craig M. Garner, Latham & Watkins LLP